SECURITIES AND EXCHANGE COMMISSION
                          WASHINGTON, D.C.  20549
                                ____________

                                SCHEDULE 13D
                 Under the Securities Exchange Act of 1934

                             (Amendment No. 7)




                      MARVEL ENTERTAINMENT GROUP, INC.
                              (Name of Issuer)

                   Common Stock, par value $.01 per share
                       (Title of Class of Securities)

                                573913 10 0
                               (CUSIP Number)

                            Marvel Holdings Inc.

               (Name, Address and Telephone Number of Person
             Authorized to Receive Notices and Communications)


                                  Copy to:
                               John M. Reiss
                                White & Case
                        1155 Avenue of the Americas
                            New York, NY  10036
                               (212) 354-8113



                               April 29, 1997
        ____________________________________________________________
          (Date of Event which Requires Filing of this Statement)
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If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ].
                                ____________

Check the following box if a fee is being paid with this statement [ ].

                             Page 1 of 5 Pages
                      Exhibit Index appears on page 4
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                                SCHEDULE 13D


  CUSIP No.                         Page 2 of 37
 573913 10 0                        Pages


  1  NAME OF REPORTING PERSON
     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

     Marvel Holdings Inc.

  2  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a)[ ]
                                                      (b)[X]
  3  SEC USE ONLY


  4  SOURCE OF FUNDS

     00

  5  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
     REQUIRED                                            [ ]
     PURSUANT TO ITEMS 2(d) or 2(e)

  6  CITIZENSHIP OR PLACE OF ORGANIZATION

     Delaware
 NUMBER OF SHARES    7  SOLE VOTING POWER
 BENEFICIALLY           50,932,167
 OWNED BY EACH
                     8  SHARED VOTING POWER
 REPORTING PERSON
 WITH

                     9  SOLE DISPOSITIVE POWER
                        50,932,167
                        SHARED DISPOSITIVE POWER
                    10

     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
 11  PERSON

     50,932,167

 12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
     CERTAIN SHARES                                     [ ]
 13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     50.03%

 14  TYPE OF REPORTING PERSON

     CO
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          This statement amends the Schedule 13D, relating to the common stock, par value $.01 per share (the "Marvel Common Stock"), of Marvel Entertainment Group, Inc. ("Marvel"), as originally filed with the Securities and Exchange Commission (the "Commission"), on May 18, 1993 by New Marvel Holdings Inc., MacAndrews & Forbes Holdings Inc. ("M&F"), and Mafco Holdings Inc. ("Mafco"), as amended by Amendment No. 1, filed with the Commission on October 12, 1993 by Marvel Holdings Inc. ("Marvel Holdings"), Marvel (Parent) Holdings Inc. ("Marvel Parent"), Four Star Holdings Corp., Andrews Group Incorporated ("Andrews"), M&F and Mafco, as amended by Amendment No. 2 filed with the Commission on November 15, 1996 by Marvel Holdings, Marvel Parent, Andrews and Mafco, as amended by Amendment No. 3, filed with the Commission on December 31, 1996 by Marvel Holdings, Marvel Parent, Andrews and Mafco, as amended by Amendment No. 4 filed with the Commission on March 10, 1997 by Marvel Holdings, Marvel Parent, Andrews and Mafco, as amended by Amendment No. 5 filed with the Commission by Marvel Holdings on April 25, 1997, and as amended by Amendment No. 6 filed with the Commission by Marvel Holdings on April 29, 1997.


ITEM 7.   MATERIAL TO BE FILED AS EXHIBITS

EXHIBIT NO.    Description

    6 Joint Plan of Reorganization (as refiled with the Bankruptcy Court on April 29, 1997, after the expiration of the exclusive period during which only Marvel could file a plan of reorganization in its Chapter 11 case)
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                                 SIGNATURE


          After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  April 30, 1997

                    MARVEL HOLDINGS INC.


                    By: /s/ Vincent Intrieri
                           ________________________________________

                         Name:   Vincent Intrieri
                         Title:  Secretary and Treasurer
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